Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of Novo Integrated Sciences, Inc. as of September 12, 2022.

Company	Jurisdiction of Incorporation or Organization
Novo Healthnet Limited (1)	Ontario, Canada
Novomerica Health Group, Inc. (1)	Nevada
PRO-DIP, LLC (1)	New York
Acenzia, Inc. (2)	Ontario, Canada
Terragenx Inc. (3)	Canada
Clinical Consultants International LLC (1)	Delaware
Novo Healthnet Rehab Limited (1)	Ontario, Canada
Novo Assessments Inc. (1)	Ontario, Canada
Novo Healthnet Kemptville Centre, Inc. (4)	Ontario, Canada
12858461 Canada Corp. (5)	Canada

(1)	100% owned subsidiary of Novo Integrated Sciences, Inc.
(2)	100% owned subsidiary of Novo Healthnet Limited
(3)	91% owned subsidiary by Novo Healthnet Limited
(4)	80% owned subsidiary of Novo Healthnet Limited
(5)	50.1% owned by Novo Healthnet Limited